                      Filed by Time Warner Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933 Commission File No.: 001-12259
                      Subject Company:  AOL Time Warner Inc.

         The following communications include certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements herein include statements about future financial and operating results, the proposed Time Warner/America Online transaction and Time Warner's proposed joint venture with EMI Group. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the merger with America Online and/or the joint venture with EMI Group; failure of the Time Warner or America Online stockholders to approve the merger and/or the shareholders of EMI Group to approve the joint venture; the risk that the Time Warner and America Online businesses will not be integrated successfully; the costs related to the merger; the inability of Warner Music Group and EMI Group to realize synergies or other anticipated benefits of the joint venture; and other economic, business, competitive and/or regulatory factors affecting Time Warner's business generally. More detailed information about those factors is set forth in Time Warner's filings with the Securities and Exchange Commission, including its most recent quarterly report on Form 10-Q and its Current Reports on Form 8-K dated January 10, 2000 and January 23, 2000 relating to these transactions. Time Warner is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

                    * * * * * * * * * * * * * * * * * * * * *

Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Time Warner Inc. and AOL Time Warner Inc. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Time Warner Inc. and AOL Time Warner Inc. with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Time Warner Inc. by directing a request to Time Warner Inc., 75 Rockefeller Plaza, New York, New York 10019,
Attention: Shareholder Relations, telephone: (212) 484-6971, e-mail: investrequest@twi.com.


                    * * * * * * * * * * * * * * * * * * * * *

THE FOLLOWING IS A TRANSCRIPT OF A PORTION OF AN ANALYSTS' CONFERENCE HELD ON FEBRUARY 2, 2000 IN CONNECTION WITH THE RELEASE OF TIME WARNER'S FOURTH QUARTER 1999 EARNINGS.

         Gerald M. Levin, Chairman and CEO of Time Warner Inc.:

         I'd like to talk a little bit about AOL Time Warner.

         Obviously, I believe strongly in the implications of what I'll call a networked society. I also believe we are at a take-off point in enriching these various instruments--That's the PC, the television set and the telephone. I also believe, and none of this is a change, that the instruments for delivery are just rapidly increasing, whether that's broadband cable, DSL, DBS, fixed wireless and most interestingly all of the range of portable devices that don't really appear to be a computer but give you access to communication--to stock prices and anything that you want to find out, and, eventually we think, music and entertainment. Time Warner has always been, and I've grown up in it, a subscription and advertising, direct marketing company. That's how we kind of started HBO, out of a Time Inc. tradition, and we've always been data-mining it's just we didn't use those terms. So I felt extremely comfortable in the marriage of AOL and Time Warner because when you look at it that way, the companies are actually very similar. So let me give you my take on the new company in four different metrics.

         First, instead of looking at Warner Bros., or AOL, or ICQ, or Home Box Office, I look at the new company as really having three revenue drivers. And I am just modeling this for you and its significance is not, I am not here to give you, a valuation metric. I am here to give you what the CEO sees in this new company. So I am going to give you a model. It's a $40 million revenue company at some stasis point. So if you looked at it and took a snap shot, you would see there are subscriptions, there's advertising and E-commerce, and there is content--three buckets. And if you took one snap shot of this combined entity, you would see the subscriptions verging on 40% of that number, you'd see advertising/e-commerce going well past 20% of that number and you'd see content for the moment at 40%. So just stay with me, just to be simplistic--40/20/40. Now, no other company has these revenue levers to play with, right? Because most other companies are doing maybe only one of them, most particularly in the new media space. But we have the ability to maximize growth by moving this. So what's likely to happen? It's not only likely, it's the way I look at it and the way that it will be managed.




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         Advertising/e-commerce will be the fastest growing part of this entity, that's why I've been trying to emphasize for some time, where we are at Time Warner. And in fact there's like a pour-over effect, what I am calling, content kind of pours over into e-commerce and to a certain extent advertising because the products get downloaded. They get commerced. They get sold. They create more eye-balls. So you have a shift from content into advertising/e-commerce with the broadest definition of that. You know, when I looked at AOL, three years ago, it virtually had no advertising and now its latest run rate is $1.7 billion and the number that I thought was significant a true backlog of $2.4 billion. So now you refer back to that slide I put up--the $5 billion of Time Warner's advertising--and I kind of splice all these together and then I have this activity, this kind of mutual activity, where we're building all of them. But you eventually get to the point where while the mix changes, the growth is enormous because each company acts on the other as one company via mutual catalyst.

         Meetings already, and they are taking place every day, would demonstrate that we can energize the magazine subscription, create, you know, what we'll call eternal subscriptions. The AOL subscriptions can be energized by all of the consumer touches that I am going to articulate. AOL can be strengthened not only by, and this is not just because of broadband or content, it's really about the cross promotions, the brand value, the scale (I am going to give you some numbers in a second); and what's significant financially in trying to move things into the subscription and advertising/e-commerce buckets. Advertising e-commerce, clearly the fastest growth rate. Subscriptions, however--all my life this is what I've been trained to do at my predecessor companies--once you build the platform--whether it's electronic, through the mail or into somebody's heart and mind, you've got them. It's not because of inertia that they stay, but it's because you already have an amortized acquisition, an infrastructure cost, and you keep laying on more premium products because you understand who that person is, what that family does, and you accumulate the data and you constantly upsell. That's essentially what this new company is about. And most particularly, and I don't want to use first mover/first position phrases, but it does help when you get out there first through innovation and stick-to-it-iveness and then you build on that position because you have the cash flow coming in to constantly enrich the service. That's the story of AOL members, that's the story of Home Box Office.




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           There is another complementary orientation. AOL has ridden a strategy of ease-of-use, make it simple. We have learned in our set of businesses that that is absolutely the key to increased growth. When we learned, for example, in pay-per-view--when it was clunky and you had to pick up the telephone and do something, buy rates were very low. Now, when we are at video-on-demand and all you have to do is press a button, you could stop and start it, the buy rates go up enormously. So, very similar orientations. So, that's my point number one. I look at the new company, these three revenue levers. I see tremendous opportunity, I don't see individual companies.

           Okay, number two. Again I am not giving you valuation guidance, I'm simply talking about the way I look at the new company. There is a monetizable footprint when you look at the companies together that's quite significant and just in reach terms, I think, would be hard to match. We said before that there are over 100 million paying subscribers. In fact, the number is more like 112 and it crosses several different lines. If I add to that number, because the way I look at it I should, 700 million subscribing homes to all of the cable networks that we have you'll see in a moment why the reach of those subscriptions is very important. Now, I am putting this all on top of the 135 million registered users of AOL. But when I look at, on a weekly basis, just our prime time contact with viewers and I look at the reach of our network programmings, ER and Friends, our WB programming, our cable programming, each week we reach over 300 million viewers. Our magazines' total audience on a weekly basis is 200 million. So if I try to extrapolate what I'll call a monetizable footprint for a consumer touch, a consumer relationship, on a monthly basis is about 2 1/2 billion. This is Time Warner alone. Now, obviously there's a lot of duplication in these numbers, but I'm here to assert that duplication is a good thing because what it means in this data-mining era is that you have several takes, several approaches, several understandings of a particular home. So that I'm back to my old direct marketing fundamentals now super-charged with this incredible database. So, when I saw the AOL Network room where you can track consumer habits, it's like all the things that we have been doing, instantly coming alive and it's very significant if you know how to monetize it.

         Third point. Of course, companies are all about producing cash--as a matter of fact, what you should look at in a company is its discounted value of future cash flow streams. When I look at the combined company and if we, for example, take the two companies' plans and fold them together and, as you know,




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                                                                               4


we've been looking at a five year plan for Time Warner so we had our plan starting in 99 going to 2003. I put the two plans together. A statement that's been made already and that Mike Kelly made at the AOL Second Quarter Earnings Release--When we look at the first full year, that is the year 2001, I am very comfortable that the growth zone for 01 over 00 will, in fact, be in the 30% zone and will represent over $11 billion in EBITDA and that number includes synergies. But that's a number that I am comfortable with because when I look at these merged plans, what you have is the generation of enormous free cash flow with significant capacity that obviously will be redeployed to drive very significant incremental value creation, and here we're talking about tens of billions of dollars. The reason why this is in sharp relief for me is that unlike ten years ago when we put Time and Warner together, there are no financial constraints on the growth of AOL Time Warner. We come right out of the box with a very solid balance sheet and have a capacity to do a lot with very high returns and to do it quickly.

         Lastly, it's all about execution. It's all about people. It's all about being aggressive and I'll adopt the rubric of internet time. In this three week period, I like even more what I've seen than the day before the announcement. There are meetings going on constantly, whether it's with the publishing group or down in Atlanta with the Turner group. From small to big--whether it's putting AOL Keyword "Time" on the cover of Time starting last week to getting the AOL disc into our stores, those right-size stores, or down into the Phillips Arena, or international theatres, the concept of evergreen magazine subscriptions so that we can replace agency sources in magazines with online sourcing, the concept of AOL Plus where the ability to stream video--the streamer will understand the capacity of the receiver, that's where our whole concept of news-on-demand and the richness of CNN will be important. So, at the end of the day, I do think we have a people match. Everything I've seen has led me to be very confident, because not only does it relate to value creation, it also relates to having what I think will be the most respected global company.

         I've tried to give you my perspective on as many different points that relate to Time Warner and AOL. This leaves us plenty of time for questions. What Joan Sumner is going to do is she will call on you. Remember, it's even more important to have a microphone. We have everyone here available to answer your questions, Joan.

(Joan Sumner: Sure let's start with Jill Krutick right here on your left)

Q. Thank you, I was hoping you could maybe clarify Time Warner's digital spending plans over the next year and several years, as far as you can see basically. Thank you.

A. Okay the question relates to digital spending plans. Obviously, I've given you, and we've even broken it out now, our digital investment, our digital activities. We had at an earlier point before the announcement with AOL tried to give some range of expected investments, not only the venture fund that we are setting up, but to try and just put a number on potential investments outside of that venture fund on the order of $200 to $250 million in the year 2000. I would have to say to you that one of the obvious impacts of the new transaction is now to revisit all of our plans in the best environment possible so that, and I'll let Rich Bressler answer in a second, when we put the two teams together to look at CNN.com or what we were about to call Money.com and the infrastructures that would otherwise have been needed for that, there is a very constructive radical change. So I can't give you now a new number except to say that it's going to change and change dramatically, Rich-

     Richard Bressler: Thanks, Jerry, the only thing I'd add to that is when you look at what our budget was the 200 to 250 number, and for things like CNN that were in there or personal finance or some things Jerry alluded to in terms of Cartoon Network, the relaunching of Cartoon, clearly there was money there for infrastructure. Well clearly we are going to pick up on the AOL infrastructure. I kind of call it a plug-in-play that you know AOL calendaring, instant messaging, e-mails, all of those we are going to adopt for all of our internet activities so there will be savings. There was money there for promotion, obviously there'll be savings. There was distribution money we are going to weave through all of the AOL products, Netscape, ICQ, Digital Cities, AOL, AOL.com, you know things like CNN and our other products that are there. Now, the only slight offset to that, and you've heard I think I've said this before, is part of this deal is to really super-charge our internet activities so I expect as we go through these meetings what we earmarked $200 to 250 million for, yes those numbers will come down significantly for the products they were earmarked for. But, at the same time, we are taking a look at all of our internet activities and seeing if we can now accelerate




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                                                                               6


     them and roll them out quicker with our new partners at AOL. We are in the process of doing that right now.

(Sumner: Can we pass it to Jessica next Jessica Reif)

Q. Thanks, two questions. At this point, you know, it's a couple of weeks after the announcement can you give any more clarification in terms of the billion dollars of synergy; where it comes from in terms of costs and revenues and what kind of growth rate we might expect going forward and then, this might be a Rich question, but what is the pro forma EBITDA.

A. Okay. With respect to the first question, I was careful in what I said to indicate that I was comfortable with the 30% growth rate zone for the first full year 2001 over the year 2000 and I used the number of $11 billion of EBITDA and I said that included synergies. And what I would like you to start thinking about is, this is the way we are thinking about it, is not hey there's a separate number. This is not one of those traditional mergers or transaction where there is a number and you try and hit it and then that number is on going and you try and grow it. Here, and that is why I tried to give you three buckets to try to look at the company differently. I see this as an integrated company. And all I said was that the "synergies" are not separately identifiable in the conventional sense, it's just the growth rates and now Rich just referred to some obvious, cost efficiencies are going to be intrinsic. I mean I am going to run this company differently, I think that's inevitable, so I am comfortable with that 30% number for the year 2001. I am comfortable with the EBITDA number. I think there will be amazing synergies that it doesn't make a lot of sense for us to break out. Your second question related to pro forma EBITDA and I think its fair...

     Joan Sumner: The pro forma growth rate on a EBITDA, with a d basis, for 99 versus 98 is below the 15% on a EBITA basis. That's because depreciation was basically flat, due to a number of factors--if you go through our film distribution, etc. I don't have the precise number; it's double digits but it is not at the 15% level. It's as we've talked about from the beginning of the year, it's been running consistently quarter in, quarter out, I'd say 2 to 300 basis points lower because of the lack of growth in depreciation in the 99 numbers. When you go to 2000 and Jerry's comments about our outlook for 2000, you will see a much more similar




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                                                                               7


     growth pattern between EBITDA and EBITA just because of the growth rate of depreciation. You heard Jerry say he is allocating more capital for the cable operation, so you'll see depreciation growing at a faster rate in 2000 than you saw in 99.

     Gerald Levin: Remember, the take-away on cable in the year 2000, when I said 13 to 15%, I indicated that's EBITA and EBITDA

(Sumner, I want to spread this around Joan can you pass it to Denny Leibowitz here on the right?)

Q. There has been a lot of speculation that you as a merged company will have more leverage with AT&T who desires a telephone agreement for which you might get AOL distribution and favorable terms on the restructuring of TWE. Could you just talk about what your objectives are and what the timing might be?

A. Well obviously, we don't look at the world in terms of leverage Dennis, but yeah there are a couple of obvious data points and then maybe I'll ask Dick to speak to it or Joe--who ever would like to speak to it. AT&T has to close their transaction with MediaOne and you know Mike Armstrong has indicated a time for that that has to be set all the terms of that if there are any changes at all. At that point AT&T becomes, and MediaOne, not only a passive investor in TWE but also a joint venturer with us in Road Runner. So the first question is the state and nature of Road Runner and that's something we can't really talk about obviously until AT&T becomes a true partner by closing the MediaOne deal.

     With respect to telephony, I indicated earlier that, stating this from a Time Warner perspective, so much has happened in the year since we had a form of transaction that really related to circuit switch telephony. As you know, at that time I was not looking to put capital in myself and that concept has now really been overtaken by events. What you have is these platforms going in, most particularly high speed data transmission with a modem and DOCSIS, and you know even moving it into the consumer purchase hands that eventually cannot only be a carrier for IP telephony but I think people have to begin to think more broadly about communications because when I gave some of the statistics before of, we all know, your own use of e-mail and now the concept of instant messaging and then just add voice to




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                                                                               8


     that. How is it going to be provided, what kind of, I don't want to use bundling, but in what kind of mix will it be portrayed? And so I think all of that we need to work through in our discussions with AT&T. At the same time, AT&T in the form of the former TCI and the about-to-be MediaOne is also a major customer of Time Warner's and the whole subject of access to broadband cable is one that AT&T has been working on and it's obviously one that Time Warner Cable is working on. Therefore, I think it would be helpful if our interests were similar. Those are all the things that would be on the table in a discussion with AT&T and with Mike Armstrong but it really does have to await the completion of the transaction on MediaOne.

(Sumner: Cheryl if you can pass it to Chris Dixon and then, Chris, can you pass it down to Ed Hatch)

Q. Thank you. Two questions if I could. As you look at the music business there's an extraordinary portfolio of assets, everything from CDNow, to musicmakers, to the labels, to the catalog. Could you outline for us some of the organizing principles as you look at this music business. How do you expect it to evolve? Is it going to be labels, is it catalog? Is it preferential treatments with AOL versus some of the other distribution platforms? How do you see organizing the company? And secondly, as you relate to your subscription bucket, if you will, acquisition costs have been a big problem for acquiring subscribers particularly in the internet space, what do you see as the impact of acquisition cost as a result of this merger and how do you see it developing?

A. Well, just to start with your second question, it was really implicit in my remarks that this is a two way street in terms of helping AOL and helping Time Warner subscription businesses. A lot of the p and l ball game is in acquisition cost, it's in infrastructure costs and marketing includes acquisition costs. One of the things it clearly, we can usually reinforce, is all of our customer contacts, if we are selling or upselling AOL. It's not just the conventional where we have all this offline activity and online companies need it. We have such tremendous touching of consumers. So both of us, in both sides of the subscription business, see the p and l being substantially enhanced because the most immediate impact will be the reduction in acquisition costs. And as a matter of fact, if you talk to Don Logan and Bob Pittman, who have met on the




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                                                                               9


     subject, that's the first thing that came out of it and it's really fascinating but it's on both sides and that's why I am more encouraged and that's why I gave you those buckets.

     With respect to the music business, obviously I want it to be, because we have been saying this a long time, well positioned, including putting Columbia House and CDNow getting into that activity, Warner Music and EMI, not only the artists base but the catalog and the music copyrights. Over at AOL, where you have Spinner and Winamp and where you have the ability to be an online radio distribution you have the ability to download. We have just completed the Madison Project (it's an IBM announcement today). So we have in place all the elements to really drive the music business, so that it's all about taking the music and putting it in its most convenient form. And here again where promotion has been such a significant part of the business. The organization of this, I think is something we are working on. That's what this integration team is working on and this is a high class problem because you have at your disposal now not only the catalog, the artists, the asset base, but you have the management talent and all the different distributions, including on cable. So you can be sure that, consistent with a recognition that the business is still about selling the packaged goods principally at retail right now, we will respect that. The business is also about artist sensitivity and making sure that we provide the right creative and nurturing environment and we also respect copyright but at the same time take advantage of the promotion. So, the way this will be organized will be a result of the process of the integration team is working on but I am very optimistic that we will also come up with a way of realizing value in the music business that takes us well beyond the numbers that you are probably now running.

(Sumner: Okay other questions now, Joan if we could use your mike? Excuse me Joan, oh, I am sorry Ed. My apologies go ahead Ed you go first then we are going to go to Richard Simon.)

Q. Jerry, I wonder if you could bring us up to date on your feeling in Washington on how the transaction with AOL is impacting their views on open access and since you have announced the transaction what has possibly surfaced over at the FTC that you think you may have to deal with?




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                                                                              10


A. Well, first of all we, you know, the companies filed the Hart Scott Rodino on the Friday and Monday after the announcement. We don't yet know whether we will be in the FTC or the Justice Department. Steve Case and I did visit Capitol Hill last week together and I think there is an excitement about AOL Time Warner. On the issue of open access, essentially you have the two companies meeting each other, I think, in the right place and that is a recognition by Steve that there is a lot of movement in the cable industry on the part of AT&T and Time Warner to work out what we'll call a market place commercial arrangement for the availability to the consumer of multiple ISPs, multiple choice, so that government action is not necessary. This had to occur and in fact it is. In my mind this is very similar to the development that we had in the 70s with pay television. There was a period of time because of market development and capacity constraints that HBO was exclusive to certain cable systems and then Showtime was exclusive to other cable systems. As the consumer demand made itself felt and the capacity got enlarged, you moved to multiple pay so that today you have all the pay services. There is also a commercial arrangement where the signal is delivered in this case to the headend, there is a split, there is an understanding as to the billing, and the commercial arrangement. I believe the same thing can and should happen here and that's what we are working on.

(Sumner:  Ok thank you Ed, Richard Simon.)

Q. Thanks, Jessica asked my first question, Denny asked my second, Chris asked my third, so I apologize for the runner up question. But AOL has talked about five year growth rates, Time Warner has talked about five year growth rates. you said 30% gain in 01. What type of five year growth rate could we see from the combined company appreciating how hard it is to develop the growth of that billion dollar number.

A. Substantial. Obviously I think as you try to get your arms around it, what's becoming increasingly clear to us as it was even as we hatched the big idea is that I don't buy either conventional metrics or hybrid valuations. I think I've tried to give you enough different ways of coming at this so that when you look at the subscription base, the advertising e-commerce growth and the free cash throw off, there are, in terms of any growth metrics that you've used in the past on either side, will be substantially altered by




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                                                                              11


     the integrated combination of this thing and so I don't want to actually--I'll say it this way, I don't want to trivialize the answer by giving you a kind of standard metric because I think we have something here that is truly significant and I am very comfortable with the kinds of valuations that are in my head. When we announced this, I said there's a tremendous validation taking place. Sometimes actions are more important than words. I mean I can give you kind of a half ass answer to the question but the action that I have taken, which is a recognition of the value creation that's coming from this networked society, should say it all.

(Sumner:  Cheryl, let's go to Ray Katz, here.)

Q. Regarding the cable subscriber growth, the acceleration? Where is it coming from? Are we reducing churn? Are we getting subs back on any level from satellite? Is this all the expanded basic subs that, in other words above the life line tier, and what's going to do it next year because you are accelerating further in the projections?

(Levin:  What was the last part of your question about next year?)

     Well, 2000 you are saying 2 to 2 1/2% so there's further acceleration so what's going to do it there?

     Levin: Well let me start. This is a very exciting prospect for me because unit growth is always the healthiest sign of a business. There's no question that in what we'll call new household formation, the share that is going to cable is now very significant. There is also no question that those who may have left to go to DBS, that drain or leakage, has not only been stopped, there is now a return ticket coming because of really the price-value relationship of the digital offering is so compelling. And then I think another thing has happened. When you introduce high speed access, you kind of transformed what people used to think of as cable. This is now the technology. You are delivering digital boxes, cable modems, service that's required. It better work, you better be satisfied. I think you've transformed the perception of the cable system in that community and the last thing I'd say before Joe really answers the question, is that management is in place. We are now up and able to




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                                                                              12


     handle this. When you calculate the number of transactions--we had a board presentation with one of the key management players at our cable company described what it was like to run a cable system in Austin, TX. The number of individual transactions. It's one of the most complex businesses in corporate America and yet we now, we have it tame, we have our arms around it. So I think for all those reasons not only is the growth rate going to accelerate next year, I think that's the kind of trajectory we are on, Joe.

     Joe Collins: Yeah, I think if you look at our product offerings with the digital services and you don't get to see it yet in New York it's coming soon, this year. When you see the breadth of the offering and the pricing that is out there, at relative to anybody else's product, it's a very, very compelling product. I'll give you two little pieces of anecdotal evidence. First of all, there's a set of reports called the Skytrend Reports that are basically compiled by going and using everybody's zip code data from the satellite business and as we look at that data in our markets where we are offering the digital services, over the last six months, when we began to have available the digital services, the growth rate in DBS has fallen in half. Secondly, when we are out and this is a story from Austin, where we've been doing digital now for close to nine months. As our people are going down the street it's kind of fun because the DBS customers have the dish on the house, you know where they are. Our salesmen as they are going through the market have a program in place to knock on those doors and make them a special offer and essentially we are getting about 25% of those people right on that first pass through the market place to basically give up the dish and go back to cable. So it's a very, very compelling product. It's virtually every piece of software that there is out there, at a better price and we feel really good about what we have to sell to our customers.

(Sumner: Cheryl let's go to Tom Wolzien up here on your right and then Joan we are going to go all the way to the back -- I'm sorry I cannot see the face but he'll be next.)

Q. Your cable company leads the industry in upgrading. You have a tremendous opportunity here to market very rapidly to get the high speed data services in the homes. Does this opportunity suggest that you will be spending more marketing money than perhaps had previously been planned both because you have the capability to get these data services out but also because now you have an opportunity with AOL to sell into that 50% of the online household more rapidly and should we plan on any increased spending?

A. Well, as I indicated before, Tom, we are allocating more capital to the cable company precisely to meet the demand and it's not because I think we are in a foot race. It's because I think the demand is there to accelerate both on the digital box side and the cable modem side. Implicit in that is that it enables me to reinforce again the importance of a subscription. In a cable system, we are talking about where we have very high penetration. We are talking about selling, giving a subscriber an additional service. Our ability to market. Here again we have people buy and value television stations. We have all these channels that we can promote and sell and sell Road Runner. We have people who are on the telephone all the time. We have people making service and sales calls all the time. So we have an infrastructure that's been amortized over the cost of providing the basic subscription. So now when it comes time to upsell somebody for this highly valued product, the incremental marketing cost is actually not that high. So the thing I had to do is simply to acceed to Joe Collins' request, and then say here is the capital. I know the marketing money will be spent and that's why I gave you the Portland example because Portland is an interesting thing to look at. In most of our cable systems, you obviously have a lot of noise and so we use a lot of our own marketing channels, in Portland, it's not a lot of activity coming in to it so it was like a contained marketing area and we did and have spent money to promote Road Runner in Portland and with a real advertising budget and boy has it paid off. So, I again view that as a kind of an experimental zone for us. But keep in mind that we already have this tremendous marketing contact with the subscriber that enables us to sell these additional services. I am glad you asked the question because again it reinforces the dynamic of the new company and obviously, with AOL, you have the opportunity for additional not only upselling but migration of narrowband customers.

(Sumner: Question in the back Joan to your right there, thanks Joan. This is Scott Davis. Oh Scott, I am sorry, hi, It's okay I need glasses so I wouldn't know it was you unless I knew where you were standing.)




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                                                                              14


Q. My question relates to EMI and the way I was thinking about it is given the tremendous strength that you have in the music publishing business, which is an extremely high margin business, I would think all else being equal, that your total margins for the music business would be at least as high as what is expected for say Universal and if that is the case it would imply that your $400 million in proposed cost savings is perhaps conservative. So my question is, is that a fair conclusion or what are some of the other factors that maybe offsetting that?

A. Well, you know that when you put a number out you try and be prudent and if you want to call that conservative, it is like, frankly a lot of numbers that I've used today internally try to drive the company to beat these numbers. Clearly, we thought it was important to put a number out there, which I think that when you look at the Polygram MCA number you know I think this was the right number to put out there. I think this is a better number actually. We talked about what it might cost to get to that. We think that this combination really is the most amazing interplay by putting two companies together and yes there are a lot of savings but at the same time our ability to grow our revenue stream is substantial. Dick, you don't want to change that number yet do you?

     Richard Parsons: Not yet Jerry. Also you know the consolidation of the 400 million that we put out really came from a fairly detailed first pass where we can actually put things together and save moneys that the two companies currently are spending. We haven't attempted yet to put out a number where we think they are going to be enhanced revenues or sort of margin improvements which will come. But there are limitations on how much information these two companies could share with each other ahead of time or even prior to the merger because, currently, until such time as it is approved by the regulators, we are competing. But the thrust of the question I think is a fair one. There will be, this will be, what we call the world's premier music company. I think you will see substantial margin improvements that come not just from avoided cost but come from synergies that develop on the revenue side.

(Sumner:  We are going to go to Mario Gabelli, Joan he's to your right.)

Q. Jerry, the three drivers you put together, or the 40/20/40 are largely, the way I look at it, a US model. Can you tell us, you know, advertisers for the immediate $5 billion. How do you look at what your initiatives are in the Euroland and at the same time do you have anything that precludes you from doing a scale up the way you did with music and publishing. Is there someone else out there that you can do in a content, I know you are an internet time, but still you've got a lot on your plate?

A. Well, obviously, we will continue to be aggressive coming from both current sides of the company so there are other things that we have in mind. I don't want to be more specific than that. At the same time, I recognize the importance of focusing on the integration of these companies to maximize value creation and that's a mighty assignment. But I think we can do both. I think we can scale up, continue to scale up, but at the same time, when I put those numbers out, I did not mean to imply that there wasn't a global side to it. You have lots of activities taking place, for AOL Europe and AOL Latin America right now. We also have a lot of non-US participation on almost every side of Time Warner. Twenty percent of our revenues are outside the United States and the opportunities for advertising transactions and subscriptions when you look at this thing as a networked, that this network goes around the world that requires probably local partners. But I see actually what's happening outside the United States as very similar to multi-channel digital television, that is to say it grew in the United States through cable. But outside the United States, there is just not a lot of cable, and it'll be a leap over, and in this case the leap is going to come from portable mobile delivery devices and that's where I think you'll see the combination of AOL and Time Warner delivering because you should use it for communication. You should use it for information. I keep coming back to music and then, eventually you'll be able to download more moving video. There will be entertainment. So I definitely see this thing, as a matter of fact, in several of the ways we are going to organize. Maybe even including the music business, is not the standard geography but to start thinking. I mean you have to get your arms around the fact that this network goes everywhere all at once, instantly and that's going to be our perspective.

(Sumner: The next question is going to be David Londoner, here Cheryl on your left.)

Q. Jerry, one of the things that we've all noticed that you and Richard have done in changing the concept of the company is the competitive return on capital among all of your divisions and the upgrading of that. With the AOL merger, I would presume you have a still higher hurdle rate for incremental spending, incremental capital spending, and where does that leave some of your traditional businesses that are not quite as sexy?

A. Well, thank you for asking the question and I'll ask Rich or Joe also to chime in. We are already moving pre-AOL to a mode where I felt the returns that would come from digital, what I'll call digital investments, were higher return even than buying back our stock. At the same time, I've tried to illustrate with the cable returns that when you look at so-called traditional businesses like HBO and the magazine business, you know, they deliver more than a 60% after tax return. That's not bad. So, if we could make more magazines, particularly given this new source of subscriptions; so, again, that is why I recoil from the old media/new media distinction or division. Because I just don't see it with respect to returns. Now, it is true that a lot of the ways of and in particularly when you can build e-commerce transactions, on the margin, you know, the high margins somewhat reminds me of the cable business. Our cash flow margin may be, you know
     47 1/2%, but on the margin, these things are 80% things. That's true of a lot of what we are talking about. So across the company, that's why I said before our free cash and our capacity is so large that we will be funding, investing in, not just bulking up, Mario's question, but in our businesses and that's across the company.

     Oh, let's talk about the movie business. This is David's favorite question. I'm actually a bull on the movie business and the reason I say that is and frankly what we are trying to do is in a sensible way, joint or co-finance as much production as possible. Whether that's Warner Bros.'s, New Line, Castlerock, Village Road Show, BelAir, Franchise Films, Morgan Creek, HBO, TNT, TBS, because I believe strongly in the future of film stories. I think, now more than ever, the aftermarket, not just what we are currently seeing and that is, you know in home video and DVD, digital television around the world, HBO, but when you negotiate a deal through the year 2010 that involves a movie licensing, you have a new view of streaming video, subscription on demand and the opportunities. Let's face it. -- This is a gratuitous comment, while broadcast television is morphing into quiz shows and reality shows, they're even getting away from half-hour stories, the validity of telling a drama or a comedy you know or a real story. I want to get as many of those refreshed into my library as I possible can. So if the economics you look at are, as you know better than I do, even with this change in the SOP, you can't just look at the theatrical return or the television return. No one has yet, to my satisfaction, captured the asset value of refreshed library and I just see more opportunity rather than less and it's also something that I think there are only a certain number of good story tellers around. So, yes, I am anxious to do Harry Potter and the Matrix and anything I can get my hands on.

(Sumner:  Alan Gould to your left Cheryl.)

Q. Thank you, somewhat following up on that Jerry, being a major owner of content, cable distribution and now digital distribution, what is your view on video streaming and, related, does Road Runner have any limitations as to how much video streaming it allows?

A. Well, to answer the last part of your question. There are certain built in limitations and they were are all capacity constraint limitations in Road Runner with respect to the amount of streaming video. All of that will change because it's very clear that the technology is moving rapidly. Let's just go back a second. We are doing video-on-demand now, as Joe mentioned, and we are now doing it in Hawaii. This is on top of the digital box. So what is that? That's the manipulation of full motion video but what is it really? It's the manipulation of bits. This is what we tried to do in Orlando. We did it. It's a little clunky, cost a lot of money, but I learned a lot. So you know streaming video is another opportunity assuming you have the ability to protect it. You have the ability to charge for it. It's a tremendous opportunity. So I think the evolution of the Road Runners and the @Homes down the road, including eventually portable devices in your car. We are working now with short films and cartoons and animation because that's what it lends itself to. But at some point the ability to kind of distribute this. Again, that goes back to my earlier answer. I think there will be a way where and since we'll be on all sides of the equation. So that's really what integration means. It doesn't mean you are exclusive to one form of distribution or you're exclusive to one form of production. It means you participate in all the revenues streams and I see the same thing happening with the streaming video. It's essentially as the industries work their way through this, as you see the music industry working its way through it, as we did with DVD. And next will be in the movie industry with streaming video. You work on a set of common standards. You work on protection, copyright protection. The law follows that and then there is a template, a money making template, for all the players to get compensated and I just believe that's going to happen with streaming video and that's why we built it into some of our future deals. Oh, the impact on the cable side. I'm very bullish about cable long term. Because again for really robust manipulation of video at home, you really want the most capacity and the elegance of this hybrid fiber coax system which we've been talking about for ten years and we're just about done putting it in means, it's almost infinitely expandable. We can fire up more fiber, we can put in more servers, we can have smaller nodes, smaller neighborhoods. And that's why I said before the ability to charge, to meter, or to give people premium access, I think that will advantage the cable system.

(Sumner:  I think that, Cheryl can you pass over to the right.)

Q. Respecting the launch of new cable systems, new cable networks, how many do you anticipate would be digital across perhaps more than just a cable platform and how many analog? What's your appetite for partnerships in development of new networks?

A. Well, we happen to be partners in two very successful cable networks. That's Court TV and The Comedy Channel. We have currently and on the drawing board more networks. Turner South has started the first kind of regional entertainment network with some sports and we have upcoming something called Boomerang, which will be now our second cartoon network. Boomerang is a good example. It'll really start as a digital channel and frankly, most of the new channels even things like CNNSI or CNNfn, in our own shop, their future is really on the digital tier. And even new networks, including one that's starting this evening, that's really where you're going to have to go. Because essentially the analog capacity currently is filled up.

     However, there will be a time when the digital penetration gets large enough that we have wonderful reclamation of analog capacity and that is a number of things that relate to pay television or pay-per-view. Let's say we have a couple of HBO channels and we have a couple of pay-per-view channels on the analog tier. Once you get your digital penetration high enough up, and Joe Collins is a very conservative person, he's now given me projections that I find a little too expansive. But when we get to that projection, we can move those subs for multi-plex pay and pay-per-view onto the digital tier. That frees up 4, 5 or 6 analog channels. I go back to the asset value of cable, then you tell me what that would be worth at that time to a cable network player. We expect to mine the asset value of that, but there will be that capacity and that will come shortly. So there's not a simple answer. But for those starting now, you better have a game plan where you at least, you can make it or hang in there while you're on a digital tier.

(Sumner: I think, Uri Landisman, if I can see him properly, this will be the last question and thank you, Joan.)

Q. Thanks, Joan, multi-part follow up to Denny's question pertaining to cable consolidation. First of all, do you see ownership cap rules changing any time soon? Second, assuming AT&T closes their MediaOne deal, would an eventual unwinding of the TWE affect how the government looks at how large you are right now? Third, do you expect to see further consolidation either from swaps or purchases in the cable business and fourth can you comment specifically about the New York Metro?

A. Well, it's hard for me to comment on consolidation. What is happening is certainly the geographic rationalization of the business. That's happening all the time with trades, sales and purchases. The New York Metro area, - we have a fine relationship with Chuck and Jimmy Dolan. I owe my career to Chuck Dolan, but I don't see anything happening at this time. I think we operate very nicely and we talk a lot about servicing this market, but don't look for any transaction right away. With respect to MediaOne and TWE, you said unwinding and related to the government. I am not predicting any "restructuring of TWE". As you know, with the notice that was given this past summer, we now consolidate TWE. We have the kind of management control that should satisfy the government as it's looking at

     AT&T, and so I don't foresee that changing. The ownership cap rules in cable, the FCC did change the definition and its currently in a court proceeding. I don't have a view. We used to debate this internally about how much cable we should have. I think our current view, that is, with respect to Mr. Collins and myself, is that when you have 21 million homes passed under management, we can take on more but that's probably a pretty good number. So I don't see the government moving much on the ownership cap and I don't think it constrains us at this point at all. Thanks very much for your questions and thanks for coming.

THE FOLLOWING SETS FORTH SOME INFORMATION ABOUT THE MERGER OF TIME WARNER INC. AND AMERICA ONLINE, INC. (AS OF FEBRUARY 2, 2000).

1.   What will the combined company be called?

     AOL Time Warner Inc.

2.   Where will the company be headquartered?

     AOL Time Warner's corporate headquarters and principal executive offices will be in New York City, with additional executive offices in Dulles, Virginia.

3.   Where will the new company's stock be listed for trading?

     The common stock will be listed for trading on The New York Stock Exchange under the symbol AOL

4. Who will head the new company? What will be the composition of the new Board of Directors?

     Steve Case, Chairman and Chief Executive Officer of America Online, will become Chairman of the Board of the new company. Gerald Levin, Time Warner's Chairman and Chief Executive Officer, will become AOL Time Warner's Chief Executive Officer. As Chairman, Mr. Case will play an active role in helping to build and lead AOL Time Warner, focusing particularly on the technological developments and policy initiatives driving the global expansion of the interactive medium. As Chief Executive Officer, Mr. Levin will set the company's strategy, working closely with Mr. Case, and will oversee the management of the company. Mr. Levin will report to the board consisting of 16 members, with eight appointed by each of America Online and Time Warner.

     R.E. Turner will become Vice Chairman of AOL Time Warner. Time Warner President Richard Parsons and America Online President and Chief Operating Officer Bob Pittman will be Co-Chief Operating Officers of AOL Time Warner.
     J. Michael Kelly, Senior Vice President and Chief Financial Officer of America Online, will become the new company's Chief Financial Officer and Executive Vice President.

5.   How will the new company be integrated?

     A four-person integration committee, composed of Messrs. Parsons; Pittman; Richard J. Bressler, Chairman and Chief Executive Officer of Time Warner Digital Media; and Kenneth J. Novack, America Online's Vice Chairman, has been formed to ensure a smooth and rapid combination of the two companies. The Committee will make its recommendations to Messrs. Case and Levin.

6.   What do you expect the new company's revenues to be?

     The merger will strengthen the combined company's ability to generate revenue growth, EBITDA growth and free cash flow growth. These will be the defining measures of companies that enter the Internet century. In its first full year of business, we expect that the combined company will have more than $40 billion in revenue and $11 billion in EBITDA.

7.   What about the combined company's growth rate?

     We expect the merger will enable both Time Warner and America Online to grow faster together than they would have as separate companies. We expect EBITDA for AOL Time Warner to grow approximately 30% in 2001.

8.   Isn't this really an acquisition of Time Warner by AOL?

     We - and AOL -- view this as a strategic combination of equals.

9.   When will the deal close?

     We expect the deal will close by the end of 2000.

10.  What conditions are there to closing the deal?

     The principal conditions include customary federal and foreign regulatory approvals and local regulatory approvals for the transfer of Time Warner cable systems as well as approvals of Time Warner's and AOL's stockholders.

11.  Do you foresee any regulatory problems?

     AOL Time Warner doesn't involve the sort of concentration that invites government attention. The Internet can never be controlled by one or two companies, the way television once was. This is the first truly limitless medium in history. Our merger isn't a case of one media company buying another in order to dominate a market. Time Warner doesn't anticipate regulatory challenges.

12. What percentage of the combined company will the respective shareholders of each company own?

     When complete, America Online's shareholders will own approximately 55% and Time Warner's shareholders will own approximately 45% of the new company.

13.  What is the strategic rationale of this combination?

     Quite simply, it creates the world's first fully integrated media and communications company for the Internet Century. This unique new enterprise will be the premier global company delivering branded information, entertainment and communications services across rapidly converging media platforms.

     The merger will combine Time Warner's vast array of world-class media, entertainment and news brands and its technologically advanced broadband delivery systems with America Online's extensive Internet franchises, technology and infrastructure, including the world's premier consumer online brands, the largest community in cyberspace, and unmatched e-commerce capabilities. AOL Time Warner's unparalleled resources of creative and journalistic talent, technology assets and expertise, and management experience will enable the new company to dramatically enhance consumers' access to the broadest selection of high-quality content and interactive services.

     By merging the world's leading Internet and media companies, AOL Time Warner will be uniquely positioned to speed the development of the interactive medium and the growth of all its businesses. The new company will provide an important new broadband distribution platform for America Online's interactive services and drive subscriber growth through cross-marketing with Time Warner's pre-eminent brands. We look forward to building a company that will be among the most valuable and most respected in the world.

     In addition to fully integrating its brands into a digital environment and bringing them closer to consumers, AOL Time Warner will have a wealth of creative resources to develop products specifically suited to interactive media.

     In addition, both companies care not only about value creation, which is taking place on Wall Street today, but also the values that we feel that we can leave as a legacy eventually and do things through this company worldwide that have a lot to do with social destiny of people everywhere.

14.  What are the exchange ratios?

     Under the terms of a definitive merger agreement approved by each company's board of directors, Time Warner and America Online stock will be converted to AOL Time Warner stock at fixed exchange ratios. The Time Warner shareholders will receive 1.5 shares of AOL Time Warner common stock for each share of Time Warner common stock they own. America Online shareholders will receive one share of AOL Time Warner common stock for each share of America Online common stock they own.

     Holders of each series of Time Warner convertible preferred stock will receive one share of a substantially similar series of AOL Time Warner convertible preferred stock for each share of Time Warner convertible preferred stock they own.

15.  What accounting treatment will be given to the transaction?

     The merger will be accounted for as a purchase transaction and is currently expected to be accretive to America Online's cash earnings per share before the amortization of goodwill.

16.  Will the merger be effected on a tax-free basis to stockholders?

     Yes

17.  What will be AOL Time Warner's position on Open Access?

     With respect to broadband access, AOL Time Warner will be committed to ensuring consumer choice of ISPs and content and it is hoped that this merger will persuade all companies operating broadband platforms to provide consumers with real choice.

18.  Has Ted Turner committed to vote his shares in favor of the deal?

     Yes

19.  What specific synergies do you anticipate?

     Our press release about the transaction listed a number of commercial arrangements that will benefit the combined company.

20. So far, the market seems a little uncertain about how to value the new company. What should we expect?

     Short-term, as we've already seen, there's going to be volatility around our respective stocks. The market has never before had to value a company with AOL Time Warner's unique combination of assets and we are firmly committed to realizing the immense possibilities of the merger and delivering the results to our shareholders. We're confident the market will see AOL Time Warner for what it will really be--the world's first media and entertainment company fully equipped for the Internet. We'll have the best of both worlds: the assets necessary to take the Internet to the next level as well as the Internet expertise that can take the Time Warner brands into this networked environment. We believe we'll be one of the premier growth stocks of the digital age.

21. How does the recently-announced Warner Music Group/EMI joint venture fit into the AOL Time Warner picture?

     This joint venture transaction will create one of the world's leading music companies with an unsurpassed management team known for developing and nurturing the careers of many of the world's greatest artists. The new company, Warner EMI Music, will have broad domestic and international holdings, a roster that includes many of the world's most popular artists and complementary strengths in recorded music, A&R, and talent management, content and copyright origination and ownership, promotion and public relations, manufacturing, packaging, distribution and back catalog. Warner EMI Music will have a winning combination of management depth, a world-class roster of recording talent and, alongside AOL Time Warner, the expertise to fully exploit the true potential of digital media. This is a company destined to help define and drive the growth of the music industry in the century ahead.

22.  Will there be any layoffs?

     AOL Time Warner will be a growth company. We expect the merger to provide opportunities for everyone connected to the new company. We don't envision layoffs as a consequence of this merger. There will always be some modest redundancies but this transaction is based on the combination of complementary brands and technologies and the extraordinary growth opportunities before us - and for that, we'll need all of the best people we can get.